UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 1-3570

INDIANA MICHIGAN POWER COMPANY
(Exact name of registrant as specified in its charter)

1 Riverside Plaza, Columbus, OH 43215; Telephone (614) 716-1000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

4.125% Cumulative Preferred Stock, Non-Voting, $100 par value
(Title of each class of securities covered by this Form)

See Schedule A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒	Rule 12h-3(b)(1)(i) ⁪
Rule 12g-4(a)(1)(ii) ⁪	Rule 12h-3(b)(1)(ii) ⁪
Rule 12g-4(a)(2)(i) ⁪	Rule 12h-3(b)(2)(i) ⁪
Rule 12g-4(a)(2)(ii) ⁪	Rule 12h-3(b)(2)(ii) ⁪
Rule 15d-6 ⁪

Approximate number of holders of record as of the certification or notice date: 296 (aggregate for all series of Preferred Stock)

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of Registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

INDIANA MICHIGAN POWER COMPANY

Date: January 8, 2007	By: /s/ Thomas G. Berkemeyer
Name: Thomas G. Berkemeyer
Title: Assistant Secretary

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Schedule A

FORM 15
INDIANA MICHIGAN POWER COMPANY

Section 13 (a)

6% Senior Notes, Series D, due 2032

Section 15 (d)

6.05 % Senior Notes, Series H, due 2037

5.65 % Senior Notes, Series G, due 2015

5.05% Senior Notes, Series F, due 2014

6.375% Senior Notes, Series E, due 2012

6.45% Unsecured Medium Term Notes, Series A

4.12% Cumulative Preferred Stock, Non-Voting, $100 par value